Exhibit 99.1

Lanvin Group Appoints Veteran Entertainment Executive, Ceci Kurzman as a New Independent Director; and Announces Changes in Composition of Board Committees

January 6, 2023 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group, today announced the appointment of Ms. Ceci Kurzman as a new independent director to its Board of Directors. As a result of this appointment, the Group’s Board of Directors will consist of eight members, four of whom are independent and three of whom are female.

Ms. Kurzman will serve as a member of the Audit and Nominating and Corporate Governance Committees of the Board. With these appointments and certain other changes, the committees will be comprised of the following directors and independent directors:

Audit Committee

Jurjan Wouda Kuipers (Chair), Ceci Kurzman and Mitch Alan Garber

Compensation Committee

Mitch Alan Garber (Chair), Jennifer Fleiss, Joann Cheng and Max Chen

Nominating and Corporate Governance Committee

Joann Cheng (Chair), Ceci Kurzman, Jennifer Fleiss and Max Chen

Ms. Kurzman is a music industry veteran and the founder of Nexus Management, a private investment company dedicated to innovative growth-stage businesses in the consumer, media and technology sectors. Ms. Kurzman currently serves on the board of directors of Revlon, where she is a member of the audit and compensation committee; Warner Music Group (NASDAQ: WMG), where she serves on the compensation and nomination and governance committees; as well as other public and private companies including Man Group (LON: EMG) and Hornblower Group. Ms. Kurzman also serves as a senior advisor at Dynasty Equity and Cityrock Funds.

“We are pleased to welcome Ceci to our Board. Her deep expertise in marketing and the consumer sector; her well-respected career in entertainment and investing, distinguished by her commitment and diligence; and her ability to anticipate trends and drive revenue growth from an investment portfolio of trailblazing companies, make her the perfect fit for our Board and our business,” said Ms. Joann Cheng, Chairman and CEO of Lanvin Group. “We appreciate the valuable support given by each of our directors and believe our new Board team will collectively guide Lanvin Group as it continues to grow and innovate.”

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton	Louis Hung
+852 9301 2056 or +41 79 922 7892	+852 9084 1801
richard.barton@fgsglobal.com	louis.hung@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com